Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taylor Capital Group, Inc.:

We consent to the use of our reports dated March 13, 2008 with respect to the consolidated balance sheets of Taylor Capital Group, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Taylor Capital Group, Inc. and to the reference to our firm under the heading “Experts” in the Form S-3.

/s/ KPMG LLP

Chicago, Illinois

December 19, 2008